October 26, 2005

By Facsimile and U.S. Mail

William P. O`Neill, Esq.
Latham & Watkins LLP
555 Eleventh Street, NW
Washington, DC 20004

	Re:	GenTek, Inc.
		Schedule 14D-9
		Filed October 26, 2005

Dear Mr. O`Neill:

	We have the following comments on the above-referenced filing:

Item 3.  Past Contacts, Transactions, Negotiations and Agreements
1. It appears from Section 11 of the bidders` Offer to Purchase that there may be agreements that are required to be disclosed pursuant to this Item. Please revise or advise.

Item 4.  The Solicitation or Recommendation
2. You state that the board takes no position and remains neutral with respect to the offer; however, you also state that the offer is being conducted at a "reasonable price." As such, it appears that the board is making a recommendation, and/or it has made an assessment of the offer consideration. Please provide us your analysis in this regard. Also tell us what consideration, if any, the board gave to the fact that the warrants are subject to transfer restrictions that will expire while this offer is outstanding, and the possible effect of those restrictions on the current and historical trading price of the warrants.
3. If any subsidiary of the company holds warrants that are subject to the offer, please revise to provide the disclosure required by
Item 1012(c) of Regulation M-A. We note you refer to subsidiaries in your response to Item 6, but not in response to this Item.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      *  *  *

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
      Special Counsel
      Office of Mergers and Acquisitions
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William P. O'Neill, Esq.
October 26, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE